Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Minutes of a Meeting of the Board of Directors held on April 25, 2005	3
2.	Announcement of the Completion of the Primary and Secondary Public Distribution of Preferred Shares	6

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (07/2005)

Date, Time and Place:

April 25, 2005, at 10 a.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 - 9º andar, in the City and State of São Paulo.

Present:

Members of the Board of Directors, whose signatures appear below.

Deliberations:

1.	To approve the capital increase of the Company by R$47,218,027.88 (forty-seven million, two hundred and eighteen thousand and twenty-seven reais and eighty-eight centavos) with the issue of 1,180,450,697 (one billion, one hundred and eighty million, four hundred and fifty thousand, six hundred and ninety-seven) new preferred shares as a result of the exercising, by the Coordinators of the Brazilian Offer and the Coordinators of the International Offer, of the option for the distribution of a supplementary lot of preferred shares to meet excess demand for the primary and secondary offer of preferred shares issued by the Company, carried out simultaneously in Brazil and in international markets, or “Global Offer”, as granted at a meeting of the Board of Directors held on February 2, 2005 and ratified at a meeting of the Board of Directors held on April 12, 2005. The new preferred shares are being issued at a price of R$ 40.00 (forty reais) per lot of 1000 preferred shares, under the terms of this deliberation of the Board of Directors on April 12, 2005, and hold the same rights as the preferred shares currently in circulation. The issue of the new preferred shares falls within the limits of the Company's authorised capital, as set out in paragraphs 1 and 3 of Article 5 of its Bylaws, being effected with the waiver of the preferential rights of the current shareholders of the Company, under the terms of Articles 166, subparagraph II, 168 and 172 of Law 6404/1976, and subsequent amendments.

2.	As a result of the capital increase, Article 5 of the Company Bylaws will now read as follows:

“Article 5: the Company's capital, fully subscribed and paid-up, amounts to R$946,034,662.97 (nine hundred and forty-six million, thirty-four thousand, six hundred and sixty-two reais and ninety-seven centavos), divided into 81,325,409,849 (eighty-one billion, three hundred and twenty-five million, four hundred and nine thousand, eight hundred and forty-nine) shares without nominal value, all nominative, being 49,429,897,261 (forty-nine billion, four hundred and twenty-nine million, eight hundred and ninety-seven thousand, two hundred and sixty-one) ordinary shares and 31,895,512,588 (thirty-one billion, eight hundred and ninety-five million, five hundred and twelve thousand, five hundred and eighty-eight), preferred shares.”

Observations: the deliberations were approved by all those present, with the exception of Board Member Renato Ochman, who abstained from voting.

There being no further business to discuss, the meeting was closed and the minutes of this meeting being hereby set out, read and approved by all the undersigned Board Members present.

(Signed by)Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho - Vice Chairman; Ana Maria Levy Villela Igel; Olavo Egydio Monteiro de Carvalho; Paulo Vieira Belotti; Renato Ochman – Board Members.

I declare that this is a faithful copy of the original minutes entered in the Company Registry.

.

Paulo Guilherme Aguiar Cunha
Chairman of the Board

ITEM 2

Announcement of the Completion of the Primary and Secondary Public
Distribution of Preferred Shares

“This announcement is for information purposes only and does not constitute an offer of securities for sale.”

Ultrapar Participações S.A.

Publicly Listed Company
CNPJ N.° 33.256.439/0001-39
Avenida Brigadeiro Luiz Antonio, n.º 1.343 – 9º andar
São Paulo – SP

Ultrapar Participações S.A., headquartered in the City of São Paulo, in the state of São Paulo, located at Avenida Brigadeiro Luiz Antonio, N.º 1.343, 9º andar (“The Company”), Monteiro Aranha S.A., headquartered in the City of Rio de Janeiro, in the state of Rio de Janeiro, located at Ladeira de Nossa Senhora, N.º 163, registered under CNPJ/MF N.º 33.102.476/0001-92, together with the Selling Shareholders identified in the Definitive Prospectus for the Primary and Secondary Distribution of Preferred Shares Issued by Ultrapar Participações S.A., dated April 12, 2005 (“Selling Shareholders” and “Definitive Prospectus”, respectively), Banco UBS S.A. (“Lead Coordinator”) and Banco Pactual S.A. ("Pactual", together with the Lead Coordinator, the "Coordinators of the Brazilian Offer") hereby announce the completion of the primary and secondary distribution of preferred, nominative, shares, without nominal value, issued by the Company, free and clear of any onus or lien (“Preferred Shares”), which comprised the secondary public distribution of 7,869,671,318 (seven billion, eight hundred and sixty-nine million, six hundred and seventy-one thousand, three hundred and eighteen) Preferred Shares owned by the Selling Shareholders, and 1,180,450,697 (one billion, one hundred and eighty million, four hundred fifty thousand, six hundred and ninety seven) new Preferred Shares issued by the Company and the object of the Primary Distribution, carried out in the ambit of a global offer, coordinated by UBS Securities, LLC (“Global Coordinator”), with the public distribution: (a) in Brazil, on the informal over-the-counter market, of 4,897,497,318 (four billion, eight hundred and ninety-seven million, four hundred ninety seven thousand, three hundred and eighteen) Preferred Shares, including the Preferred Shares acquired by foreign institutional investors, qualified under the terms of Resolution N.º 2.689, January 26, 2000 and subsequent amendments, of the National Monetary Council, coordinated by the Coordinators of the Brazilian Offer, with the participation of certain financial institutions authorised to operate in the Brazilian capital markets ("Contracted Coordinators" and "Consortium Brokers", and together with the Coordinators of the Brazilian Offer, “Institutions Participating in the Brazilian Offer”), in accordance with CVM Instruction N.º 400, of December 29, 2003 (“Brazilian Offer”) and, simultaneously, (b) in international markets, of 2,972,174,000 (two billion, nine hundred and seventy-two million, one hundred and seventy-four thousand) Preferred Shares, in the form of 2,972,174 (two million, nine hundred and seventy-two thousand, one hundred and seventy-four) American Depositary Shares (“ADSs”), represented by American Depositary Receipts, each ADS corresponding to one thousand Preferred Shares, coordinated by the Global Coordinator and Pactual Capital Corporation (“Pactual Capital”, and together with the Global Coordinator, “Coordinators of the International Offer”), in compliance with the Securities Act of 1933 of the United States of America and under the terms of the distribution contract signed between the Company, the Selling Shareholders and the Coordinators of the International Offer (“International Offer”, and together with the Brazilian Offer, "Global Offer").

The Company granted an option, for the distribution of a supplementary lot of up to 1,180,450,697 (one billion, one hundred and eighty million, four hundred and fifty thousand, six hundred and ninety seven) Preferred Shares: (a) to the Coordinators of the Brazilian Offer, within the ambit of the Brazilian Offer, to be exercised by the Lead Coordinator with the consent of Pactual, and (b) to the Coordinators of the International Offer, within the ambit of the International Offer, to be exercised by the Global Coordinator with the consent of Pactual Capital (“Option”).

On April 27, 2005, the Lead Coordinator exercised, in full, with the consent of Pactual, the option granted by the Company for the subscription, within the ambit of the Brazilian Offer, of 734,624,697 (seven hundred and thirty-four million, six hundred and twenty-four thousand, six hundred and ninety-seven) new Preferred Shares of its own issue. Additionally, on April 27, 2005, the Global Coordinator exercised, in full, with the consent of Pactual Capital, the option granted by the Company for the subscription, within the ambit of the International Offer, of 445,826,000 (four hundred and forty-five million, eight hundred and twenty-six thousand) new Preferred Shares of its own issue, in the form of 445,826 (four hundred and forty-five thousand, eight hundred and twenty-six) ADSs. As a result of the exercising of the Option, 1,180,450,697 (one billion, one hundred and eighty million, four hundred fifty thousand, six hundred ninety seven) new Preferred Shares were issued by the Company, with the waiver of the right of preference for the existing shareholders, in accordance with Article 172 of Law N.° 6.404, of December 15, 1976 and subsequent amendments. The Option was destined exclusively to meet the excess demand arising during the course of the Global Offer.

In the context of the Global Offer, and considering the exercising of the Option, 9,050,122,015 (nine billion, fifty million, one hundred and twenty-two thousand, and fifteen) Preferred Shares were distributed at a price of R$40.00 (forty reais) per lot of one thousand Preferred Shares, totalling:

R$362,004,880.60

In the context of the Brazilian Offer, and considering the exercising of the Option, 5,632,122,015 (five billion, six hundred and thirty-two million, one hundred and twenty-two thousand, and fifteen) Preferred Shares were distributed.

The final distribution details for the Brazilian Offer are shown in the table below:

Type of Investor	Number of Purchasers	Quantity of Preferred Shares

Individual Investors	1,466	688,897,000
Investment Clubs	47	36,144,000
Investment Funds (including corporate retirement funds)	148	1,201,695,118
Private Pension Entities	-	-

Insurance Companies	-	-
Qualified Foreign Investors	71	3,352,300,897
Intermediary Institutions Participating in the Distribution Consortium	-	-
Financial Institutions Linked to the Participating Institutions in the Brazilian Offer	-	-
Other Financial Institutions	1	50,000,000
Other Companies Linked to the Institutions Participating in the Brazilian Offer	2	230,000,000
Other Companies	35	53,550,000
Partners, Managers, Employees, Representatives and Other Persons Linked to the Institutions
Participating in the Brazilian Offer and the Company	47	19,535,000
Others	-	-

Total Brazilian Offer	1,817	5,632,122,015

In the context of the International Offer, and considering the exercising of the Option, 3,418,000,000 (three billion, four hundred and eighteen million) Preferred Shares were distributed, in the form of 3,418,000 (three million, four hundred and eighteen thousand) ADSs.

The financial institution contracted to provide the registration services for the Preferred Shares is Banco Itaú S.A.

The Global Offer was approved at the meetings of the Company Board of Directors held on February 2, 2005 and April 12, 2005.

The sale of the Shares owned by Monteiro Aranha S.A. was approved at meetings of the Board of Directors held on February 2, 2005 and April 12, 2005.

The primary public distribution and the secondary public distribution was previously filed with the Comissão de Valores Mobiliários (CVM - Brazilian securities commission) and registered under Numbers: CVM/SRE/REM//2005/003 and CVM/SRE/SEC/2005/004, on April 13, 2005.

The Global Coordinator has no responsibility whatsoever for the public distribution of the Preferred Shares in Brazil, or the information contained in this Completion Announcement for the Primary and Secondary Public Distribution of Preferred Shares Issued by Ultrapar Participações S.A.

" This public offer was carried out in accordance with the terms of the ANBID Self-regulation Code for Public Offers of Securities, registered with the 5th Registration Office for Securities and Documents in the State of Rio de Janeiro under N.º 497585, meeting the minimum information requirements contained in the said code, ANBID taking no responsibility whatsoever for the information referred to, or for the quality of the issuing agent or offering party, or of the quality of the participating institutions or the quality of the securities that are the object of the offer.”

Coordinators of the Brazilian Offer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	April 28, 2005	By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Minutes of Board Meeting, April 25, 2005 / Announcement of Completion of the Primary and Secondary Offering, April 27, 2005)